Exhibit (a)(5)(F)

MEDIA CONTACT:	INVESTOR CONTACT:
Gerard Laurain	Jim Polson:
(312) 384-8041	1-866-268-4744

Neutral Tandem Announces Final Results of “Modified Dutch Auction” Tender Offer

Company accepts for purchase 3,273,994 shares of common stock at $16.25 per share

CHICAGO, June 17, 2011 – Neutral Tandem, Inc. (NASDAQ: TNDM), a leading provider of global interconnection services, today announced the final results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on June 13, 2011.

Neutral Tandem accepted for purchase 3,273,994 shares of common stock at a price of $16.25 per common share for a total cost of $53,202,402.50. The shares of common stock accepted for purchase pursuant to the tender offer represent approximately 9.5 percent of the common shares outstanding as of June 10, 2011. Neutral Tandem funded the purchase of the shares in the tender offer using cash from its balance sheet.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 3,273,994 common shares were properly tendered and not withdrawn at a price at or below $16.25, including 306,850 common shares that were tendered through notices of guaranteed delivery that remained outstanding as of 5:00 p.m., New York City time, on June 16, 2011. As a result, Neutral Tandem funded the purchase of 2,967,144 common shares at a cost of $48,216,090 on June 17, 2011.

The Depositary will promptly pay for the common shares accepted for purchase, and will promptly return the common shares not accepted for purchase, pursuant to the terms of the tender offer. Upon completion of the tender offer, Neutral Tandem, Inc. expects to have approximately 31.2 million shares of common stock outstanding.

As noted in the Offer to Purchase, Neutral Tandem may in the future consider various forms of share repurchases, including open market purchases, tender offers and/or accelerated share repurchases or otherwise. Under applicable securities laws, the Company may not repurchase any of its common shares until after June 27, 2011. The timing, form and amount of any future share repurchases will depend on a variety of factors, including the Company’s results of operations, financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and contractual constraints or restrictions and other factors the Company deems relevant.

Deutsche Bank Securities Inc. served as the Dealer Manager for the tender offer. Georgeson Inc. served as the Information Agent. Shareholders and investors who have questions or need information about the tender offer may call Deutsche Bank Securities Inc. at (855) 306-3986 (toll free) or Georgeson Inc. at (212) 440-9800 (banks and brokerage firms) or (888) 219-8320 (all others toll free).

About Neutral Tandem, Inc.

Headquartered in Chicago, Neutral Tandem, Inc. provides voice, data and video interconnection services worldwide. Neutral Tandem recently acquired Tinet, a global carrier exclusively committed to the IP Transit and Ethernet wholesale market. The acquisition combines Neutral Tandem’s interconnection services for wireless, wireline, cable and broadband companies with Tinet’s global IP backbone. Collectively, Neutral Tandem provides voice, IP Transit and Ethernet solutions to carriers, service providers, and content management firms worldwide. With over 100 Ethernet sites worldwide, the company is now the largest global Ethernet interconnection provider, a top 10 global IPv4 backbone provider and a leading IPv6 network worldwide. Please visit Neutral Tandem’s website at www.neutraltandem.com and follow us on Twitter@NeutralTandem.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this press release are forward-looking statements. The words “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “may,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements Neutral Tandem makes. Factors that might cause such differences include, but are not limited to: the impact of current and future regulation, including intercarrier compensation reform currently pending at the Federal Communications Commission; the effects of competition, including direct connects; the risks associated with our ability to successfully develop and market international voice services and Ethernet services, many of which are beyond our control and all of which could delay or negatively affect our ability to offer or market international voice and Ethernet services; the ability to develop and provide other new services; the risk that our business and the Tinet business will not be integrated successfully; technological developments; the ability to obtain and protect intellectual property rights; the impact of current or future litigation; the potential impact of any future acquisitions, mergers or divestitures; natural or man-made disasters; the ability to attract, develop and retain executives and other qualified employees; changes in general economic or market conditions, including currency fluctuations; and other important factors included in our reports filed with the Securities and Exchange Commission, particularly in the “Risk Factors” section of Neutral Tandem’s Annual Report on Form 10-K for the period ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended March 31, 2011, as such Risk Factors may be updated from time to time in subsequent reports. Furthermore, such forward-looking statements speak only as of the date of this press release. Neutral Tandem does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.